# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Crossing Airlines Group Inc., CIK 0001846084
CUSIP: 37960G401
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 4200 NW 36th Street, Building 5A, Miami International Airport, Miami, Florida (FL), 33166
Date of event which requires filing of this statement: 12/19/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001214659-24-017754
Filed by CIK 0001325533
Persons authorized to receive notices and communications: DAVID SANDBERG, RED OAK PARTNERS, LLC, 40 SE 5th Street, Suite 502, Boca Raton, Florida (FL), 33432, (212) 614-8952

## Reporting persons
- The Red Oak Fund, L.P. (CIK 0001397261): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,024,089; sole dispositive power 0; shared dispositive power 5,024,089; aggregate amount beneficially owned 5,024,089 (11.4% of the class)
- The Red Oak Long Fund, L.P. (CIK 0001605605): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,618,078; sole dispositive power 0; shared dispositive power 2,618,078; aggregate amount beneficially owned 2,618,078 (6% of the class)
- Red Oak Partners, LLC (CIK 0001325533): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,642,167; sole dispositive power 0; shared dispositive power 7,642,167; aggregate amount beneficially owned 7,642,167 (17.4% of the class)
- David Sandberg (CIK 0001423093): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,642,167; sole dispositive power 0; shared dispositive power 7,642,167; aggregate amount beneficially owned 7,642,167 (17.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Global Crossing Airlines Group Inc.
Address of issuer's principal executive offices: 4200 NW 36th Street, Building 5A, Miami International Airport, Miami, Florida (FL), 33166

## Item 2. Identity and Background
Name of person filing:
The names of the persons filing this Statement (the "Reporting Persons") are:
The Red Oak Fund, LP, a Delaware limited partnership ("Red Oak Fund");

The Red Oak Long Fund, LP, a Delaware limited partnership ("Red Oak Long Fund");

Red Oak Partners, LLC, a Florida limited liability company ("Red Oak Partners"); and

David Sandberg, as the controlling member of Red Oak Partners.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund and Red Oak Long Fund (each a "Fund" and, collectively, the "Funds"). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement. Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.
Residence or business address: 40 SE 5th Street, Suite 502, Boca Raton, FL 33432
Present principal occupation or employment: Investment advisor
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of cash for securities purchased by the Funds was working capital and totaled $4,034,854.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Shares acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer. The Reporting Persons intend to review its investment on a regular basis and, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities owned of the Issuer in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more types of transactions or have one or more of the results described in this paragraph. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. In addition, in connection with their review of their investment, the Reporting Persons may from time to time seek to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (c) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated to read as follows:
The aggregate percentage of the Issuer's outstanding shares of Common Stock reported owned by each Reporting Person is based on 43,922,685 shares of common stock outstanding at November 1, 2024, as reported by the Issuer on its Form 10-Q for the quarter ended September 30, 2024, filed with the United States Securities and Exchange Commission on November 7, 2024, plus 16,500 Class-B shares purchased by the Reporting Persons which are convertible into Common Stock. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 7,642,167 shares of Common Stock, representing 17.4% of all the outstanding shares of Common Stock. The Funds are each controlled by Red Oak Partners. Therefore, Red Oak Partners may be deemed to beneficially own (i) the 5,024,089 shares of Common Stock held by the Red Oak Fund, and (ii) the 2,618,078 shares of Common Stock held by the Red Oak Long Fund.

Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 7,642,167 shares of Common Stock beneficially owned by Red Oak Partners through the Funds, representing 17.4% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 5,024,089 shares of Common Stock, representing 11.4% of all the outstanding shares of Common Stock. Red Oak Long Fund may be deemed to beneficially own 2,618,078 shares of Common Stock, representing 6.0% of all the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 5,024,089 shares of Common Stock held by the Red Oak Fund, and (ii) the 2,618,078 shares of Common Stock held by the Red Oak Long Fund. No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.
Transactions in the class effected during the past sixty days:
Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:
The Red Oak Fund, LP sold 775,836 shares of Common Stock at a price of $.46 on December 19, 2023. The Red Oak Long Fund, LP sold 386,664 shares of Common Stock at a price of $.46 on December 19, 2023. Shares sold on December 19, 2024, were sold pursuant to a private transaction.
Other persons with the right to receive dividends or sale proceeds: See Item 5(b).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 7 2023

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- The Red Oak Fund, L.P.: David Sandberg, Managing Member (12/23/2024)
- The Red Oak Long Fund, L.P.: David Sandberg, Managing Member (12/23/2024)
- Red Oak Partners, LLC: David Sandberg, Managing Member (12/23/2024)
- David Sandberg: David Sandberg, Managing Member (12/23/2024)